Exhibit 99.3

CONSENT OF RICK R. HOLLEY

In accordance with Rule 438 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby consents to being named and described in the Registration Statement on Form S-4 and all supplements and amendments thereto (together with the proxy statement/prospectus included therein, the “Registration Statement”) filed by Weyerhaeuser Company (the “Company”) with the Securities and Exchange Commission, under the Securities Act, as a person about to become a director of the Company, effective upon the closing of the merger contemplated by the Agreement and Plan of Merger, dated as of November 6, 2015, between the Company and Plum Creek Timber Company, Inc. The undersigned also consents to the filing or attachment of this consent with the Registration Statement.

/s/ Rick R. Holley
Name: Rick R. Holley

Date: December 10, 2015